Exhibit 4.2
DESCRIPTION OF LIONSGATE CAPITAL STOCK

The following briefly summarizes the material terms of Lionsgate’s common shares and Lionsgate’s preference shares that are contained in Lionsgate’s Articles. These summaries do not describe every aspect of these securities and documents, and are qualified in their entirety by reference to these documents, which you should read (along with the applicable provisions of British Columbia law) for complete information. The following also summarizes certain relevant provisions of British Columbia law. Since British Columbia law is more detailed than the general information provided below, you should read the actual provisions of British Columbia law for complete information.

General

Lionsgate’s authorized capital consists of an unlimited number of common shares, without par value, and 200,000,000 preference shares, without par value. Lionsgate’s Board of Directors may establish the rights and restrictions of the preference shares from time to time.

Dividend Rights

The holders of common shares shall, subject to the rights of the holders of any other class of shares of Lionsgate entitled to dividends in priority to the holders of common shares, be entitled to dividends as and when declared by Lionsgate. Dividends shall be payable only as and when declared by Lionsgate’s Board of Directors.

The holders of preference shares shall, subject to the rights of the holders of any other class of shares of Lionsgate entitled to dividends in priority to the holders of preference shares, be entitled to dividends in accordance with the special rights or restrictions set out in Lionsgate’s Articles with respect to preference shares from time to time. If no preference shares are issued, Lionsgate’s Board of Directors may determine the rights of the preference shares, including rights of series of shares, at the time of issuance of preference shares. Dividends shall be payable only as and when declared by Lionsgate’s Board of Directors.

Participation Rights

In the event of the distribution of assets of Lionsgate or on the liquidation, dissolution or winding-up of Lionsgate, whether voluntary or involuntary, or on any other distribution of assets of Lionsgate among its shareholders for the purpose of winding up its affairs (each, a “Lionsgate Liquidity Event”), all of the property and assets of Lionsgate available for distribution to holders of Lionsgate’s common equity shall be paid or distributed equally, share for share, to holders of common shares. Notwithstanding the foregoing, on the occurrence of a Lionsgate Liquidity Event, holders of preference shares shall be entitled to certain rights as described below. See “—Preferred Stock” below.

Preemptive Rights

Except as provided for in certain Lionsgate’s Investor Rights Agreement, there are no preemptive rights relating to common shares and preference shares.

Share Distributions

Notwithstanding that the market value of any stock dividend paid on one class of shares may be different from the market value of the stock dividend paid simultaneously on another class of shares, Lionsgate’s Board of Directors may, at any time and from time to time, declare and pay a stock dividend on any class of shares in accordance with Lionsgate’s Articles and the Business Corporations Act (British Columbia) (the “BC Act”).

Voting Rights

Each holder of common shares is entitled to: (a) one vote for each common share held at all meetings of shareholders; (b) receive notice of and to attend all meetings of shareholders of Lionsgate; and (c) vote on all matters submitted to a vote or consent of shareholders of Lionsgate.

Each holder of preference shares will be entitled to the rights or restrictions set out in Lionsgate’s Articles for the applicable series of preference shares. Article 25.1 of Lionsgate’s Articles describes some of the potential rights, including voting rights and rights to preferential dividends, that Lionsgate’s Board of Directors may determine and establish for a series of preference shares.

Preferred Stock

Preference shares consist of a maximum of 200,000,000 preference shares as set out in Lionsgate’s Articles and shall, as a class, have attached thereto the special rights and restrictions specified below.

Pursuant to Lionsgate’s Articles, preference shares may at any time and from time to time be issued in one or more series.

Subject to the BC Act, Lionsgate’s Board of Directors may from time to time, by resolution, if none of the preference shares of any particular series are issued, alter Lionsgate’s Articles and authorize the alteration of the notice of articles of Lionsgate, as the case may be, to fix the number of preference shares in, and to determine the designation of the preference shares of, that series, alter Lionsgate’s Articles to create, define and attach special rights and restrictions to the preference shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of Lionsgate; and voting rights and restrictions; so long as none of the foregoing are inconsistent with the entitlement of holders of preference shares to receive, on the occurrence of a Lionsgate Liquidity Event, before any distribution shall be made to holders of common shares or any other shares of Lionsgate ranking junior to preference shares with respect to repayment of capital, the amount paid up with respect to each preference share held by them, plus any accrued and unpaid cumulative dividends (if any and if preferential) thereon. After payment to holders of preference shares of the amounts so payable to them, the holders of preference shares shall not be entitled to share in any further distribution of the property or assets of Lionsgate except as specifically provided in the special rights and restrictions attached to any particular series of preference shares.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Lionsgate’s Articles will provide that, subject to the BC Act, Lionsgate must indemnify an eligible party and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and Lionsgate must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

For the purposes of Lionsgate’s Articles, “eligible party” means an individual who is a director, officer, former director or former officer of Lionsgate.

For the purposes of Lionsgate’s Articles, “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

For the purposes of Lionsgate’s Articles, “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which any eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of Lionsgate: (i) is or may be joined as a party; or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

The BC Act prohibits indemnification if any of the following circumstances apply: (i) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles; (ii) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles; (iii) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; or (iv) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Anti-Takeover Provisions and Other Shareholder Protections

Shareholder Rights

Under the BC Act, the following powers are available to companies to make themselves potentially less vulnerable to hostile takeover attempts:

•any shareholder proposals must be signed by qualified shareholders who, together with the submitter, are, at the time of signing, registered owners or beneficial owners of shares that, in the aggregate, constitute at least one percent (1%) of the issued shares of a company that carry the right to vote at general meetings, or have a fair market value in excess of the prescribed amount and must have been received by such company at least three months before the anniversary of the previous year’s annual reference date;
•shareholders who hold in the aggregate at least 5% of the issued shares of a company that carry the right to vote at general meetings may requisition a general meeting of shareholders by following the procedures in the BC Act, in which case the directors are required to call a meeting for a date not more than four (4) months after the date the requisition is received and if they do not do so within 21 days after the date on which the requisition was received by such company, the requisitioning shareholders may send a notice of a general meeting to be held to transact the business stated in the requisition; and
•unless the articles state otherwise, directors may only be removed by a two-thirds (66 2/3%) majority vote by shareholders

Additionally, the BC Act contains no restriction on the adoption of a shareholder rights plan. The BC Act also does not restrict related-party transactions; however, in Canada, takeover bids and related-party transactions are addressed in provincial securities legislation and policies.

Dissent Rights

Under the BC Act, shareholders have a right to dissent and receive a payout from a company in exchange for their shares in the context of an amalgamation, an arrangement, a redomicile, and certain other significant transactions.

Derivative Actions

Under the BC Act, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is an appropriate person to make an application to the court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.

The BC Court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action to be prosecuted or defended.

Upon the final disposition of a derivative action, the court may make any order it determines to be appropriate.

Oppression Remedy

The BC Act provides an oppression remedy that enables a court to make an order, whether interim or final, if an application is made to the court by a shareholder (which for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate in the circumstances) in a timely manner and it appears to the court that there are reasonable grounds for believing (i) that the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or (ii) that an act of the corporation has been done or is threatened, or that a resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders.

The oppression remedy provides the court with broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.

Additional Takeover Bid Considerations

Unless an offer constitutes an exempt transaction, and this summary does not address exemptions available under Canadian law, an offer made by a person, an “offeror,” to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares in a class, will be subject to the takeover provisions of Canadian securities laws.

The acquisition of a company’s shares may also trigger the application of statutory regimes including among others, the Investment Canada Act (Canada) and the regulations made thereunder (the “Investment Canada Act”) and the Competition Act (Canada) and the regulations made thereunder (the “Competition Act”).

Limitations on the ability to acquire and hold a company’s shares may be imposed by the Competition Act. The Competition Act permits the Commissioner of Competition (the “Commissioner”) to review any acquisition of control over or of a significant interest in a Canadian entity. The Competition Act grants the Commissioner jurisdiction, for up to three years after closing (or up to one year if the acquisition was notified to the Commissioner), to challenge an acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

When dealing with a publicly traded corporation, the Competition Act also requires any person who intends to acquire voting shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and their affiliates) would hold more than 20% of the company’s voting shares as a result of such acquisition. If a person already owns more than 20% of a company’s voting shares, a notification must be filed before the acquisition of additional voting shares that would bring that person’s holdings to over 50%. Where a notification is required, the Competition Act prohibits completion of the acquisition until the expiration of a statutory waiting period or, if applicable, a second statutory waiting period, unless the Commissioner provides written notice that they do not intend to challenge the acquisition. A common closing condition of acquisitions subject to notification under the Competition Act is clearance from the Commissioner, even if the applicable statutory waiting period has expired and the parties are in a legal position to close.

The Investment Canada Act requires any person that is a “non-Canadian” (as defined in the Investment Canada Act) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Innovation, Science and Economic Development. The Investment

Canada Act generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act , the acquisition of control of an existing Canadian business (either through the acquisition of the shares or all or substantially all the assets of such business) by a non-Canadian would be reviewable under the “net benefit” standard only if the applicable specified financial threshold is met or exceeded and no exemption applies.

The acquisition of a majority of the voting interests of an entity is deemed to be an acquisition of control of that entity. The acquisition of less than a majority, but one-third (33 1/3%) or more of the voting shares of a corporation or an equivalent undivided ownership interest in the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third (33 1/3%) of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation.

Under the national security regime in the Investment Canada Act, a national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada,” provided that the entity has a specified nexus to Canada. The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The relevant minister has broad discretion to determine whether an investor is a non-Canadian and may be subject to a national security review. Review on national security grounds is at the discretion of the federal government and, depending on the facts, may occur on a pre- or post-closing basis and includes the ability to block a transaction or, for a completed transaction, order divestiture, or authorize the investment subject to terms and conditions. Interim conditions imposed during the course of a national security review and written undertakings to satisfy the relevant minister regarding the risks of injury to national security are also possible.

This summary above is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding the foregoing and securities law in the provinces and territories of Canada.

Rights Agreement

On May 6, 2025, Lionsgate’s Board of Directors, declared a dividend of one common share purchase right for each outstanding Lionsgate common share (“Company Common Shares”), and adopted a shareholder rights plan, as set forth in the Shareholder Rights Agreement dated as of May 7, 2025 (the “Rights Agreement”), by and between Lionsgate and Computershare Investor Services, Inc., as rights agent. The dividend is payable on May 20, 2025 to Lionsgate stockholders of record as of the close of business on May 19, 2025.
General.

The Rights. The Rights will initially trade with, and will be inseparable from, Company Common Shares. The Rights are evidenced only by registration in Lionsgate’s share register that represent Company Common Shares. New Rights will accompany any new Company Common Shares issued after the Record Date until the Distribution Date (as defined below) or the earlier expiration, exchange or redemption of the Rights.

Exercise Price. Each Right will initially allow its holder to purchase from Lionsgate one (1) Company Common Share, as such number may be adjusted pursuant to the terms of the Rights Agreement, for $32.00 (the “Exercise Price”).

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 15% or more of the outstanding Company Common Shares.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, Company Common Shares certificates, or, in the case of uncertificated shares, registration in Lionsgate’s share register, will also evidence the Rights, and any transfer of shares of Company Common Shares will constitute a transfer of the

Rights. After that date, the Rights will separate from Company Common Shares and be evidenced by book-entry credits or by Rights certificates that Lionsgate will mail to all eligible holders of Company Common Shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Expiration. The Rights will expire on the earliest to occur of May 7, 2026 (or, if confirmed by resolution passed by a majority of the votes cast by shareholders present or represented by proxy at a meeting of shareholders of Lionsgate to be held within one (1) year hereof, May 7, 2028), the Redemption Date (defined below) and the Exchange Date (defined below).

Voting Rights: The Rights do not carry any voting rights.

Redemption. Lionsgate’s Board of Directors may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If Lionsgate’s Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if there is a stock split or stock combination or stock dividends of Company Common Shares. We refer to the date on which the Rights are redeemed as the “Redemption Date.”

Anti-Dilution Provisions. Lionsgate’s Board of Directors may adjust the Exercise Price, the number of Company Common Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of Company Common Shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to (1) cure any ambiguities, (2) shorten or lengthen any time period pursuant to the Rights Agreement or (3) make changes that do not adversely affect the interests of holders of the Rights.

Consequences of a Person or Group Becoming an Acquiring Person.

•Flip In. If a person or group becomes an Acquiring Person, all holders of the Rights except the Acquiring Person may, for the Exercise Price, purchase that number of Company Common Shares having an aggregate value equal to twice the Exercise Price.
•Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Company Common Shares, the Board of Directors of Lionsgate may extinguish the Rights by exchanging one Company Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person. We refer to the date on which the Rights are exchanged as the “Exchange Date”
•Flip Over. If Lionsgate is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase that number of shares of the acquiring corporation having an aggregate value equal to twice the Exercise Price.